Peter M. Byrne

T: +1 212 479 6778

pbyrne@cooley.com

February 9, 2024

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Rohn

Re:	DHC Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed February 5, 2024 File No. 333-275058

Ladies and Gentlemen:

On behalf of DHC Acquisition Corp. (“DHC” or the “Company”), the following information is in response to a letter, dated February 9, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Amendment No. 3 to Form S-4, filed on February 5, 2024 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in italics below and the Company’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in the Registration Statement.

In addition, the Company is revising the Registration Statement in response to the Staff’s comments and the Company will file Amendment No. 4 to the Registration Statement, which will reflect these revisions and updates certain other information.

Questions and Answers

Form S-4 Amendment No. 3

Consolidated Statements of Operations, page F-51

1.

We note that you revised your accounting for the developed technology to account for it as an In-Process Research and Development (“IPRD”) asset. Since the IPRD was acquired in an asset acquisition transaction and not a business combination, please clarify your disclosures to state that you have concluded that the IPRD has alternative future uses, if true. Refer to ASC 350-30-35-7 and 730-10-25-2(c). Revise to disclose how your accounting policy complies with ASC 350-30-35-15 to 19. Also, consider ASC 985-20-25-7 to 25-10 and 55-14. Alternatively, you can consider ASC 985-20-25-9 if technological feasibility has been established. If so, refer to ASC 985-20-35-3 that states “amortization shall start when the product is available for general release to customers”. Please note that ASC 350-30-35-17A applies to IPRD acquired in a business combination.

Response:

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

February 9, 2024

Page Two

The Company respectfully acknowledges the Staff’s comment and advises the Staff that BEN has updated its Unaudited Condensed Consolidated Financial Statements to include an accounting policy disclosure covering in-process research and development. In addition, BEN has updated Note C to indicate that the in-process research and development asset acquired from DM Lab had alternative future uses at the time of acquisition. For additional clarification, BEN has no plans to offer the acquired AI modules for sale directly to customers and thus ASC 985 is not applicable to BEN and therefore ASC 985 is not referenced in the disclosures.

Below are the changes BEN will make to its Unaudited Condensed Consolidated Financial Statements:

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In-Process Research and Development

The fair value of in-process research and development (“IPR&D”) acquired in an asset acquisition, that has been determined to have alternative future uses in accordance with ASC 350, Intangibles—Goodwill and Other, is capitalized as an indefinite-lived intangible asset until the completion of the related research and development activities in accordance with ASC 350 or the determination that impairment is necessary. If the related research and development is completed, the asset is reclassified as a definite-lived asset at the time of completion and is amortized over its estimated useful life as research and development costs in accordance with ASC 730-10-25-2(c) and ASC 350.

Indefinite-lived IPR&D is not subject to amortization but is tested annually for impairment or more frequently if there are indicators of impairment. The Company also evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with paragraphs 350-30-35-18 through 35-19. That intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

The Company tests its indefinite-lived IPR&D annually for impairment during the fourth quarter. In testing indefinite-lived IPR&D for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that its fair value is less than its carrying amount, or the Company can perform a quantitative impairment analysis to determine the fair value of the indefinite-lived IPR&D without performing a qualitative assessment. Qualitative factors that the Company considers include significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of the indefinite-lived IPR&D is less than its carrying amount, the Company would then determine the fair value of the indefinite-lived IPR&D. Under either approach, if the fair value of the indefinite-lived IPR&D is less than its carrying amount, an impairment charge is recognized in the consolidated statements of operations. During the period ended September 30, 2023, the Company did not recognize an impairment charge related to its indefinite-lived IPR&D.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

February 9, 2024

Page Three

NOTE C — RESTATEMENT OF PREVIOUSLY ISSUED (UNAUDITED) INTERIM FINANCIAL STATEMENTUED (UNAUDITED) INTERIM FINANCIAL STATEMENTS

The Company re-evaluated the Company’s application of ASC 805 and ASC 350 to its accounting classification of the acquired developed technology intangible asset from DM Lab (Note D). While the AI based software modules had completed development, the technology was not ready for commercialization. As such, the Company has reclassified the acquired developed technology from an amortizing intangible asset to an indefinite-lived in-process research and development asset until the ~~abandonment or~~ completion of the associated development efforts or the determination that impairment is necessary. The Company determined that the IPR&D had alternative future uses in accordance with ASC 350. ~~If abandoned, the asset will be expensed in the period of abandonment. If completed, the asset will begin to be amortized over its estimated useful life.~~ Given the change in classification, the previously recorded amortization expense was reversed.

Additionally, the in-process research and development asset was recorded at its fair value of $17,000,000 and the excess consideration transferred was allocated to the acquired property and equipment which resulted in additional depreciation expense for the period.

NOTE D — ACQUISITIONS

On May 3, 2023, in connection with the development the Company’s core technology, the Company entered into an Asset Purchase Agreement with DM Lab Co., LTD (“DM Lab”), to acquire certain assets and assume certain liabilities in exchange for 16,012,750 common shares with a fair value of $16,012,750 and $257,112 in cash consideration including $107,112 in transaction-related costs.

The Company accounted for the transaction with DM Lab as an asset acquisition as the acquired set passed the screen test and as such did not meet the criteria to be considered a business according to ASC 805, Business Combinations.

The total consideration paid including transaction-related costs was allocated to identifiable intangible and tangible assets acquired based on their acquisition date estimated fair values. The largest asset acquired was the in-process research and development intangible asset which the Company determined had alternative future uses and capitalized as an indefinite-lived intangible asset until the completion of the related research and development activities in accordance with ASC 350 or the determination that impairment is necessary. ~~will begin to be amortized over its estimated useful life upon completion of the associated research and development efforts.~~ The in-process research and development intangible asset are a collection AI based software modules, usable on a standalone or integrated on a platform basis, that assist customer support applications to cover areas including perception, understanding and response.

*    *    *

We thank the Staff for its review of the foregoing. Please do not hesitate to contact Peter Byrne at (212) 479-6778 of Cooley LLP with any questions or comments regarding this letter.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

February 9, 2024

Page Four

Sincerely,

/s/ Peter Byrne
Peter M. Byrne of COOLEY LLP

cc:	Stephen Krikorian, Securities and Exchange Commission

Austin Pattan, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Christopher Gaertner, Co-Chief Executive Officer, Chief Financial Officer and Director of the Company

Thomas Morgan, Jr., Co-Chief Executive Officer of the Company

Yvan-Claude Pierre, Cooley LLP

Kevin Cooper, Cooley LLP

Matthew L. Fry, Haynes and Boone, LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com